UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ADSOUTH PARTNERS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                                     00737M
                                 (CUSIP Number)

                             KENNETH S. AUGUST, ESQ.
                        FELDHAKE, AUGUST & ROQUEMORE LLP
                        19900 MACARTHUR BLVD., SUITE 850
                                IRVINE, CA 92612
                                 (949) 553-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 4, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [__]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.     00737M

1.     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of above persons (entities only). JOHN P. ACUNTO, JR.

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)  [ X ]
       (b)  [   ]

3.     SEC  Use  Only.

4.     Source of Fund
       PF (STOCK)

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) OR  2(e)  [   ]

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       USA

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With

7.     Sole  Voting  Power        0               O%
8.     Shared  Voting  Power      28,000,000     49.8%
9.     Sole  Dispositive  Power   0               O%
10.    Shared Dispositive Power   28,000,000     49.8%

11.    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
       28,000,000

12.    Check  if  the  Aggregate Amount in Row (11) Excludes Certain Shares [  ]

11.    Percent  of  Class  Represented  by  Amount  in  Row  (11)         49.8%

12.    Type  of  Reporting  Person          IN

CUSIP  No.     00737M

1.     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of above persons (entities only). ANGELA E. ACUNTO

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)  [ X ]
       (b)  [   ]

3.     SEC  Use  Only.

4.     Source of Fund
       PF (STOCK)

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) OR  2(e)  [   ]

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       USA

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With

7.     Sole  Voting  Power        0               O%
8.     Shared  Voting  Power      28,000,000     49.8%
9.     Sole  Dispositive  Power   0               O%
10.    Shared Dispositive Power   28,000,000     49.8%

11.    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
       28,000,000

12.    Check  if  the  Aggregate Amount in Row (11) Excludes Certain Shares [  ]

11.    Percent  of  Class  Represented  by  Amount  in  Row  (11)         49.8%

12.    Type  of  Reporting  Person          IN

ITEM  1.  NAME  OF  ISSUER.

The  name  of the issuer of the common stock pursuant to which this statement on
Schedule 13D (the "Schedule") is being filed is Adsouth Partners, Inc., formerly known as Zenith Technology, Inc. ("Adsouth" or the "Issuer"). The principal executive office of Adsouth is located at 2600 Michelson, 17th Floor, Irvine, California 92612.

ITEM  2.  IDENTITY  AND  BACKGROUND.

This Schedule is filed jointly on behalf of John P. Acunto, Jr. and Angela E. Acunto, husband and wife. Mr. Acunto and Mrs. Acunto are sometimes collectively referred to herein as the "Reporting Persons". The business address for the Reporting Persons is 299 West Camino Gardens Drive, Suite 200, Boca Raton, Florida, 33432. Mr. Acunto is a major shareholder and currently serves as the sole director, the Chief Executive Officer and the interim Chief Financial Officer, of the Issuer. In addition, Mr. Acunto serves as the sole director, Chief Executive Officer, Chief Financial Officer and Secretary of Adsouth, Inc., a Florida corporation ("Adsouth Florida"). Mrs. Acunto is also a major shareholder of the Issuer, and serves as an Executive Vice President on behalf of the Issuer and Adsouth Florida. The Issuer is located at 2600 Michelson, 17th Floor, Irvine, California, 92612 and it is in the business of selling products through direct response media advertising. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has either Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, either Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are both citizens of the United States.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

On  January  4,  2004,  the  Reporting  Persons  entered  into  a Share Exchange
Agreement  (the  "Agreement")  with  Tiger  Fund,  Inc.,  a Maryland corporation
("Tiger Fund") and Adsouth Florida, pursuant to which the Reporting Persons exchanged all of the issued and outstanding shares of Adsouth Florida for shares of common stock of the Issuer (the "Share Exchange"). In accordance with the terms and conditions of the Agreement, the Reporting Persons exchanged one hundred thousand (100,000) shares of common stock of Adsouth Florida for twenty eight million (28,000,000) shares of common stock of the Issuer, which were received from Tiger Fund.

ITEM  4.  PURPOSE  OF  THE  TRANSACTION.

The purpose of the Share Exchange was to provide the Issuer with a mechanism to acquire all of the issued and outstanding shares of Adsouth Florida, thereby indirectly acquiring all of the assets of Adsouth Florida, and to combine such assets with the business of the Issuer, a publicly-trading company. At the time of the closing of the Share Exchange, Mr. Acunto was appointed as the sole director, the Chief Executive Officer and the acting Chief Financial Officer of the Issuer. Mr. Acunto's appointment as the sole director of the Issuer was to fill an existing vacancy on its Board of Directors.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As a result of the Share Exchange, Mr. Acunto directly owns fourteen million (14,000,000) shares of common stock, representing a beneficial interest of 24.9% of the issued and outstanding shares of common stock of Adsouth. In addition, Mrs. Acunto directly owns fourteen million (14,000,000) shares of common stock, representing a beneficial interest of 24.9% of the issued and outstanding shares of common stock of Adsouth. Together, the Reporting Persons own twenty-eight million (28,000,000) shares of common stock, representing a beneficial interest of 49.8% of the issued and outstanding shares of common stock of Adsouth.

John P. Acunto and Angela E. Acunto are husband and wife and, pursuant to Rule 13d-3, each of them may be deemed to have beneficial ownership of the amount of shares reflected as owned by the other as set forth above.

No persons other than Mr. and Mrs. Acunto have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of common stock of Adsouth that are beneficially owned by them.

The following table sets forth information relating to stock transactions by Mr. Acunto during the past 60 days. All transactions are market sales of common stock.

Date               Number of Shares  Price per Share
-----------------  ----------------  ----------------
December 1, 2003.            10,000  $           0.35
December 22, 2003             5,100  $           0.15
December 24, 2003            68,000  $           0.12
December 26, 2003               100  $           0.12
December 29, 2003            10,300  $           0.12
December 30, 2003             5,580  $           0.12
December 30, 2003               250  $           0.12
December 30, 2003               400  $           0.12

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached to this Schedule, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the common stock of the Issuer.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

Exhibit 1 Joint Filing Agreement dated February 2, 2004 by and among John P. Acunto, Jr. and Angela E. Acunto with respect to the event dated January 4, 2004.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule is true, complete and correct.

Dated:  February  2,  2004

                                   By:          /s/  John  P.  Acunto,  Jr.
                                                ---------------------------
                                                Name:  John  P.  Acunto,  Jr.

                                   By:          /s/  Angela  E.  Acunto
                                                -----------------------
                                                Name:  Angela  E.  Acunto

                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to the joint filing of this Statement on
Schedule 13D with respect to the shares of common stock, par value $.0001 per share, of Adsouth Technology, Inc., with the Securities and Exchange Commission and any other applicable authorities or parties. The parties hereto further agree that this Joint Filing Agreement ("Agreement") be included as an exhibit thereto. In addition, each party to this Agreement agrees to file jointly any and all subsequent amendments to such Schedule on Schedule 13D, and expressly authorizes each other party hereto to file the same on its behalf as such filing party deems necessary or appropriate, until such time as a party hereto shall notify the others in writing of its desire to terminate this Agreement. This Agreement may be executed in multiple counterparts, each of which shall constitute one and the same instrument.

Date:  February  2,  2004

                                   By:          /s/  John  P.  Acunto,  Jr.
                                                ---------------------------
                                                Name:  John  P.  Acunto,  Jr.

                                   By:          /s/  Angela  E.  Acunto
                                                -----------------------
                                                Name:  Angela  E.  Acunto